

March 28, 2014

<u>Via E-mail</u>
Scott Gallagher
Chief Executive Officer
TheDirectory.com, Inc.
15100 Hutchison Rd., Suite 125
Tampa, Florida 33625

>   **Re: TheDirectory.com, Inc. (formally known as Elysium Internet, Inc.)**
>   **Amendment No. 2 to Registration Statement on Form 10-12G**
>   **Filed March 20, 2014**
>   **File No. 000-31431**

Dear Mr. Gallagher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 3. Please revise to provide an executed version of Exhibit 10.6 as an exhibit to your filing. We also note that you did not include Exhibits A through E to the Credit Agreement between TheDirectory.com and TCA Global Credit Master Fund. Please include them with your amended filing.

Item 1. Business.

Intellectual Property, page 7

2.   We note you recorded domain names related to the acquisition of the Hyper-Local ™ City Guide Networks as intangible assets. Please explain to us why these domain names were removed from the list on page 8, in the amended Form 10.   Also, please identify the acquired domain names that are currently, actively being utilized.

<u>Note 6 – Intangible Assets, page F-10</u>

3.   We note your response to comments 4 and 5. With a view towards expanded disclosure,
        explain to us in detail how your accounting for the custom designed code fully complies
        with the guidance in ASC 350-40 and ASC 985-20. We would like a comprehensive
        explanation that specifically describes what was acquired, its stage of development, and
        the intended use. You should reference the specific paragraphs in the applicable
        accounting literature that support your accounting policy. You should also expand your
        policy disclosure so the nature of what was acquired and how you are accounting for it
        are wholly transparent to readers.

4.   In addition, it appears the acquired software should be amortized in accordance with the
        guidance in paragraphs ASC 350-40-35-4 through 35-6. In this regard please note in
        ASC 350-40-35-5, given the history of rapid changes in technology, software often has a
        relatively short useful life.

5.   Disclose your policy for the timely recognition and measurement of impairment of the
        internet domain portfolio and the intellectual property intangible assets. Refer to ASC
        350-40-35-1 and ASC 360-10-35.

<u>Note 9 – Asset Acquisition, page F-11</u>

6.   In your response to comment 8, you indicated that the seller did not use the assets as part
        of its business and you plan to develop the acquired assets and use them in a business.
        You also stated on page 2 that the Hyper-Local ™ City Guide Network ("Hyper-Local")
        contains more than 1,500 city guides with more than 6 million unique visitors. Please tell
        us your basis for making such a statement and explain how you measured or obtained the
        number of unique visitors.

        You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Robert
Littlepage, Accounting Branch Chief at (202) 551-3361 if you have questions regarding
comments on the financial statements and related matters. Please contact Emily Drazan, Staff
Attorney at (202) 551-3208, Paul Fischer, Staff Attorney at (202) 551-3415, or me at (202) 551-
3810 with any other questions.

                                                Sincerely,

                                                /s/ Kathleen Krebs, for

                                                Larry Spirgel
                                                Assistant Director

cc: <u>Via E-mail</u>
        Amy Trombly, Esq.